                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMENDMENT NO. 4 - FINAL AMENDMENT

                                  ENGAGE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                         (Title of Class of Securities)

                                    292827102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 JOHN D. BARONE
                      PRESIDENT AND CHIEF OPERATING OFFICER
                                  ENGAGE, INC.
                        100 BRICKSTONE SQUARE, 2ND FLOOR
                          ANDOVER, MASSACHUSETTS 01810
                                 (978) 684-3884
            (Name, address and telephone number of person authorized
        to receive notices and communications on behalf of filing person)

                                    COPY TO:

        DANIEL M. CARROLL                                  BRIAN P. KEANE
VICE PRESIDENT AND GENERAL COUNSEL                  MINTZ, LEVIN, COHN, FERRIS,
           ENGAGE, INC.                               GLOVSKY AND POPEO, P.C.
 100 BRICKSTONE SQUARE, 2ND FLOOR                       ONE FINANCIAL CENTER
   ANDOVER, MASSACHUSETTS 01810                     BOSTON, MASSACHUSETTS, 02111
          (978) 684-3884                                   (617) 542-6000
       FAX: (978) 684-3141                              FAX: (617) 542-2241


                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
      ---------------------                          --------------------
             $434,220                                        $39.95

* Calculated solely for purposes of determining the filing fee. This amount assumes that 3,775,818 shares of common stock of Engage, Inc. having an aggregate value of $434,220 as of December 30, 2002 will be issued subject to restricted stock awards in exchange for the maximum 3,775,818 options eligible to be exchanged pursuant to the offer described herein. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $92.00 per million.

**    Previously paid.


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[ ]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: Not applicable.

            Form or Registration No.: Not applicable.

            Filing party: Not applicable.

            Date filed: Not applicable.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

INTRODUCTORY STATEMENT.

      This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC") on January 6, 2003, as amended on January 7, 2003, January 8, 2003 and January 21, 2003, relating to our offer to our U.S. employees to exchange, for compensatory purposes, options to purchase shares of Engage common stock for shares of restricted stock.

ITEM 4. TERMS OF THE TRANSACTION

      Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

      The Offer expired at 5:00 p.m., Eastern time, on February 4, 2003. Pursuant to the Offer to Exchange, Engage, Inc. (the "Company") accepted for exchange options to purchase an aggregate of 3,561,442 shares of the Company's common stock, representing approximately 94.3% of the options that were eligible to be tendered in the Offer. Upon the terms of the Offer, the Company will issue 3,561,442 shares of restricted stock in exchange for such tendered options.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 ENGAGE, INC.

                                 By:  /s/ John D. Barone
                                     ------------------------------------------
                                     John D. Barone
                                     President and Chief Operating Officer

February 5, 2003